                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    FORM 8-B
                   FOR REGISTRATION OF SECURITIES OF CERTAIN
                               SUCCESSOR ISSUERS


Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

                              Mycogen Corporation
                              -------------------
             (Exact name of registrant as specified in its charter)


          California                      0-15881                95-3802654
          ----------                      -------                ----------
(State or other jurisdiction of    (Commission File Number)    (IRS Employer
        incorporation)                                       Identification No.)



                5501 Oberlin Drive, San Diego California, 92121
                -----------------------------------------------
                    (Address of principal executive offices)

Registrant's telephone number, including area code: 619-453-8030

                                 Not Applicable
                                 --------------
         (Former name or former address, if changed since last report.)

SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

      TITLE OF EACH CLASS              NAME OF EACH EXCHANGE ON WHICH
      TO BE SO REGISTERED              EACH CLASS IS TO BE REGISTERED
-------------------------------     ------------------------------------
            NONE
-------------------------------     ------------------------------------

-------------------------------     ------------------------------------

SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:


                        PREFERRED SHARE PURCHASE RIGHTS
                        -------------------------------
                               (Title of Class)


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ITEM 1.  GENERAL INFORMATION.

      (a) The registrant, Mycogen Corporation ("Company"), was incorporated under the laws of the State of California on August 29, 1995, to be the successor by merger to Mycogen Corporation, a Delaware corporation ("Mycogen-
Delaware").

      (b) Company's fiscal year ends August 31.

ITEM 2.  TRANSACTION OF SUCCESSION.

      (a) Company's predecessor is Mycogen-Delaware. Mycogen-Delaware is the only predecessor issuer that had securities, its Common Stock, $.001 par value, and Preferred Share Purchase Rights, registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended.

      (b) At the Annual Meeting of Shareholders held April 20, 1995, the shareholders of Mycogen-Delaware approved the reincorporation of Mycogen-
Delaware from Delaware to California. The reincorporation was effected on October 26, 1995 (the "Effective Date") pursuant to the merger of Mycogen-
Delaware with and into Company (the "Reincorporation"). The merger was formally approved by the State of California on November 3, 1995. Upon consummation of the Reincorporation, each share of common stock and preferred stock of Mycogen-
Delaware outstanding as of the Effective Date was converted into, respectively, one share of common stock ("Common Stock") and one share of preferred stock
("Preferred Stock") of Company. Pursuant to the terms of the Amended and Restated Rights Agreement dated as of October, 19, 1995 (the "Rights Agreement") by and between Company and Boston Equiserv, as Rights Agent (the "Rights Agent") the preferred share purchase rights attached to the common stock of Mycogen-
Delaware automatically become preferred share purchase rights attached to the common stock of Company. The Rights Agreement reflects the assumption by Company of Mycogen-Delaware preferred share purchase rights and incorporates all amendments to the original Rights Agreement dated February 21, 1992.

ITEM 3.  SECURITIES TO BE REGISTERED.

      Upon consummation of the Reincorporation (1) the number of shares of Common Stock of Company and preferred share purchase rights authorized were 40,000,000, and (2) the number of shares of Common Stock of Company and Rights that were issued were 19,466,821.

ITEM 4.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

      COMMON STOCK

      Company's Articles of Incorporation authorize Company to issue up to
(i) 40,000,000 shares of common stock, par value $.001 per share, of which 19,466,821 shares were outstanding at October 26, 1995, and (ii) 5,000,000 shares of Preferred Stock, of which 3,113 shares were outstanding at October 26, 1995. The Transfer Agent and Registrar for the Common Stock is Boston Equiserv.

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      VOTING AND OTHER RIGHTS

      The holder of each share of Common Stock has the right to one vote.
Shareholders are not entitled to cumulate their votes for election of directors under Company's Articles of Incorporation.

      DIVIDEND RIGHTS

      Subject to the rights of holders of all classes of stock at the time outstanding having prior rights as to dividends, the holders of the Common Stock shall be entitled to receive, when and as declared by Company's Board of Directors, out of any assets of Company legally available therefor, such dividends as may be declared from time to time by Company's Board of Directors.

      PREFERRED SHARE PURCHASE RIGHTS

      On February 21, 1992, the Board of Directors of Mycogen-Delaware declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of Common Stock of Company. The dividend was payable on March
6, 1992 (the "Record Date"), to the stockholders of record as of the Close of Business on that date. Each Right entitles the registered holder to purchase from Company one one-hundredth of a share of Series B Junior Participating
Preferred Share, par value $.001 per share (the "Preferred Shares"), of Company at a price of $65.00 per one one-hundredth of a Preferred Share (the "Purchase
Price"), subject to adjustment. The description and terms of the Rights are set forth in the Rights Agreement. Capitalized terms not otherwise defined herein will have the meanings ascribed to them in the Rights Agreement.

     Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring
Person") have acquired beneficial ownership of 25% or more of the outstanding
Common Shares or (ii) the tenth business day (or such later date as may be determined by action of the Board of Directors prior to such time as any Person becomes an Acquiring Person) after the date of the commencement of, or of the first public announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of such outstanding Common Shares (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share certificate.

     The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new
Common Share certificates issued after the Record Date, upon transfer or new issuance of Common Shares will contain a notation incorporating the Rights
Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares, outstanding as of the Record Date will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the Close of Business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

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     The Rights are not exercisable until the Distribution Date.  The Rights will expire on February 20, 2002 (the "Final Expiration Date"), unless the Final
Expiration Date is extended or unless the Rights are earlier redeemed by the
Company, in each case as described below.

     The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred
Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then current market price of the Preferred Shares or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Preferred Shares) or of subscription rights or warrants (other than those referred to above).

     The number of outstanding Rights and the number of one one-hundredths of a Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares occurring, in any such case, prior to the Distribution Date.

     Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $1.00 per share but will be entitled to an aggregate dividend of 100 times the dividend declared per Common Share. In the event of liquidation, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation payment of $100.00 per share but will be entitled to an aggregate payment of 100 times the payment made per Common Share.
Each Preferred Share will have 100 votes, voting together with the Common
Shares. Finally, in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 100 times the amount received per Common Share. These rights are protected by customary anti-dilution provisions.

     Because of the nature of the Preferred Shares' dividend, liquidation and voting rights, the value of the one one-hundredth interest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one
Common Share.

     In the event that, after the Rights become exercisable, Company is acquired in a merger or other business combination transaction with an Acquiring Person or an affiliate thereof, or 50% or more of its consolidated assets or earning power are sold to an Acquiring Person or an affiliate thereof, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right.

     In the event that any person or group of affiliated or associated persons becomes the beneficial owner of 25% or more of the outstanding Common Shares
(except pursuant to a tender 25% offer for all of the Common Shares at a price and on terms determined by a majority of the Continuing Directors

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to be fair to and otherwise in the best interests of the Company and its stockholders) proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of Common Shares (or cash, other securities or property) having a market value of two times the exercise price of the Right.

     At any time after the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 25% or more of the outstanding
Common Shares and prior to the acquisition by such person or group of 50% or more of the outstanding Common Shares, the Board of Directors of Company may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one Common Share (or a fraction of a Preferred Share having equivalent market value) per Right
(subject to adjustment).

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Preferred Shares will be issued (other than fractions which are integral multiples of one one-hundredth of a Preferred
Share, which may, at the election of the Company, be evidenced by depository receipts) and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.

     At any time within ten (10) days after a person or group of affiliated or associated persons acquire beneficial ownership of 25% or more of the outstanding Common Shares (unless the Board of Directors extends such ten-day period), the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.001 per Right (the "Redemption Price"), upon the approval of a majority of the Continuing Directors. The redemption of the rights may be made effective at such time on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price. The Rights are also redeemable under other circumstances as specified in the Rights Agreement.

     The terms of the Rights may be amended by the Board of Directors of Company without the consent of the holders of the Rights upon the approval of a majority of the Continuing Directors, including an amendment to lower certain thresholds described above to not less than the greater of (i) any percentage greater than the largest percentage of the outstanding Common Shares then known to the Company to be beneficially owned by any person or group of affiliated or associated persons and (ii) 10%, except that from and after such time as any person becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

     The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by Company's Board of Directors, except pursuant to an offer conditioned on a substantial number of Rights being acquired. The Rights shall not interfere with any merger or other business combination approved by the Board of

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Directors since the Rights may be redeemed by Company at the Redemption Price prior to the time that a person or group has acquired beneficial ownership of 25% or more of the Common Shares.

     A copy of the Rights Agreement specifying the terms of the Rights is filed as an Exhibit and incorporated herein by reference. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreements.

ITEM 7.  FINANCIAL STATEMENTS AND EXHIBITS.

(a) No financial statements are required to be filed with this Form 8-B because the capital structure and the balance sheet of the Company immediately after the reincorporation was the same as its predecessor.

(b)  No pro forma financial information is required to be filed with this Form
     8-B.

(c)  Exhibits: The following Exhibits are filed as part of this Form 8-B.
     ---------

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
     Exhibit Number             Description
     --------------             -----------
          2.1                   Agreement and Plan of Merger of Mycogen
                                Corporation, a Delaware corporation and Mycogen
                                California, Inc., a California corporation./1/

          3.1                   Articles of Incorporation of the Company./1/

          3.2                   Bylaws of the Company./1/

          3.3                   Certificate of Determination of Rights,
                                Preferences and Privileges of Series B
                                Junior Participating Preferred Stock of
                                Mycogen Corporation./1/

          4.1 Specimen of Common Stock Certificate, $0.001 par value./1/

          4.2                   Amended and Restated Rights Agreement./1/

/1/ Previously filed as an exhibit to the Company's Form 8-K filed on November
    28, 1995, and incorporated herein by reference.

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                     Mycogen Corporation
                                     -------------------
                                     (Registrant)

Date:  February 27, 1996             /s/ James A. Baumker
       -----------------             --------------------
                                     James A. Baumker
                                     Vice President,
                                     Chief Financial Officer,
                                     Chief Accounting Officer


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